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                                                                  Exhibit (a)(2)


                 [WESTIN HOTELS LIMITED PARTNERSHIP LETTERHEAD]


                                October 16, 2003

Dear Limited Partners:

      On October 6, 2003, Kalmia Investors, LLC, Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the "Purchasers"), commenced an unsolicited tender offer (the "Offer") to purchase up to 73,250 Units of Westin Hotels Limited Partnership (the "Partnership") at a purchase price of $550 per Unit, in cash, without interest, less the amount of any distributions declared or paid on or after October 1, 2003 in respect of that Unit.

      The General Partner of the Partnership is required to inform you of its position, if any, with respect to the Offer. In that regard, the General Partner is making no recommendation whether limited partners should accept or reject the Offer and is remaining neutral with respect to the Offer.

      Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") which has been filed with the Securities and Exchange Commission. We urge you to read the enclosed Statement carefully. Although the General Partner is not making a recommendation, we believe that Limited Partners of the Partnership should carefully consider the information set forth in Item 4 of the Statement in making their own decision about whether to tender Units.

      If you have any questions, please call Phoenix American Financial Services, Inc., the Partnership's investor relations manager, at 1-800-323-5888.

                                              Very truly yours,

                                              WESTIN REALTY CORP.
                                              General Partner